Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period ending June 30, 2003

CONVERIUM HOLDING AG

(Translation of registrant’s name into English)

Baarerstrasse 8
CH-6300 Zug
Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   Not Applicable

Financial highlights
Letter from the Chief Executive Officer
The Converium share
Management’s discussion and analysis of financial condition and results of operations
Business development
Cautionary note regarding forward-looking statements
Statements of income
Balance sheets
Statements of cash flows
Statement of changes in equity
Schedule of segment data
Notes to the financial statements
SIGNATURES

half year
report 2003

Investor information

Shareholders’ Meeting

The Annual General Meeting will be held at 10:30 a.m. local time on Tuesday, April 27, 2004 at the Casino in Zug, Switzerland.

Transfer Agent & Registrar

For American Depository Shares (ADS) traded on the New York Stock Exchange:

The Bank of New York
Corporate Trust Office
101 Barclay Street
New York, NY 10286
USA
Telephone: +1 646 885 3300

Auditors

PricewaterhouseCoopers AG
Stampfenbachstrasse 73
P.O. Box 634
8035 Zurich
Switzerland
Telephone: +41 1 630 1111
Fax: +41 1 630 1115

Stock Trading

Converium Holding Ltd common shares are traded on the SWX Swiss Stock Exchange under the trading symbol CHRN and as ADS (0.5 of a common share) on the New York Stock Exchange under the trading symbol CHR.

First half year 2003

SWX Swiss Stock Exchange	High	72.00	Low	52.00
New York Stock Exchange	High	26.12	Low	19.25

First quarter of 2003

SWX Swiss Stock Exchange	High	69.25	Low	52.00
New York Stock Exchange	High	24.84	Low	19.25

Second quarter of 2003

SWX Swiss Stock Exchange	High	72.00	Low	56.05
New York Stock Exchange	High	26.12	Low	20.52

Investor Relations Contact

Zuzana Drozd
Head of Investor Relations
Telephone: +41 1 639 9120
E-mail: zuzana.drozd@converium.com

Contents

2	Financial highlights

3	Letter from the Chief Executive Officer

6	The Converium share

9	Management’s discussion and analysis of financial condition and results of operations

17	Business development

22	Cautionary note regarding forward-looking statements

23	Statements of income

24	Balance sheets

25	Statements of cash flows

26	Statement of changes in equity

27	Schedule of segment data

31	Notes to the financial statements

Financial highlights

	Three months ended June 30		Six months ended June 30

(US$ million, except per share information)	2003	2002	2003	2002

Gross premiums written	948.7	832.5	2,212.5	1,773.7
Net premiums written	899.3	792.6	2,083.9	1,691.5
Net premiums earned	912.5	801.5	1,796.8	1,517.1
Net investment income	66.8	68.3	123.0	133.0
Income before taxes	77.7	3.6	95.8	42.4
Net income	59.1	2.9	84.6	31.6
Basic earnings per share	1.48	0.07	2.12	0.79
Annualized return on equity	13.6%	0.7%	9.7%	4.0%
Loss ratio (non-life)	73.5%	69.7%	73.0%	72.6%
Underwriting expense ratio (non-life)	20.3%	25.0%	21.0%	23.4%
Administration expense ratio (non-life)	5.3%	5.2%	4.7%	5.0%
Combined ratio (non-life)	99.1%	99.9%	98.7%	101.0%

	June 30	Dec. 31
	2003	2002

Total equity	1,894.3	1,738.0
Total underwriting reserves, net of reinsurance	7,562.7	6,736.0
Total invested assets	6,814.1	6,117.3
Book value per share	47.61	43.55

Letter from the Chief Executive Officer

Dear shareholders,

In an industry that is geared towards offering its clients protection against catastrophes having a probability of occurring once in 100 or 250 years, six months is not a particularly long period of time by which to measure a company’s performance. Nonetheless, as a publicly listed company, we provide our shareholders with quarterly financial statements and half yearly reports to give you an insight into the developments of the company.

Strong growth in gross and net premiums written

As reported in our previous communication with shareholders, Converium continues to enjoy an excellent reception from existing and new clients as one of the leading global multi-line reinsurers. The involuntary withdrawal of several well-known participants from certain lines of the business or from the industry as a whole, together with the continuing turmoil in the capital markets and the resulting impact on shareholders’ equity, has led clients to place a greater focus on the issue of counter-party risk. For Converium, this has resulted in substantial new business opportunities, as witnessed by the continued strong growth in our gross written premiums by 24.7% from US$ 1,773.7 million to US$ 2,212.5 million for the first half of the year. Our net written premiums grew by a similar amount (+23.2%) from US$ 1,691.5 million to US$ 2,083.9 million. For the period under review, we substantially increased the amount and quality of our retrocessional protections to further insulate our profit and loss statement from extreme volatility due to large natural or man-made catastrophes. Nonetheless, our retention ratio remained almost unchanged at 94.2% of gross written premiums versus 95.4% a year ago.

Combined ratio improves

Converium continues to exhibit a strong performance in its underwriting results for the first six months of 2003. Our non-life combined ratio for the first six months of this year came in at 98.7% compared with 101.0% for the first half of 2002. This improvement is largely a reflection of the continuing improvements achieved during the important renewal negotiations on January 1 and April 1. In addition, the first half of 2003 was marked by a lack of any significant catastrophe losses in the more volatile property catastrophe and aviation lines of business. Some may have asked why Converium would not be showing an even stronger improvement in its combined ratio, particularly in view of the lack of any major headline loss events. One reason is that Converium’s business mix is more focused on the frequency type than on the so-called severity type of reinsurance business. For example, only around 6.6% of our business stems from property catastrophe writings. This is significantly lower than for many of our competitors; in particular many of the new start up reinsurers established in Bermuda following the events of September 11th. In evaluating the performance of a property catastrophe portfolio, one must keep in mind that the premiums earn ratably over the calendar year, whereas certain catastrophe exposures — specifically wind in the northern hemisphere — are concentrated in the third and fourth quarters. Thus, while our reported non-life combined ratio for the first six months of the year may be higher than that of some of our peers, the true profitability of a given year will only be known once the full year and the wind season in the northern hemisphere has passed.

During 2003, Converium experienced strong growth in Continental European markets serviced by its Cologne and Zurich segments, which grew their net written premiums by 53.1% and 29.3% respectively. Much of this business was written on a proportional basis as many European insurers were faced with capital constraints due to the strain placed upon their balance sheets by the melt down of the European equity markets. As a consequence, Converium was able to participate in the core business of many companies at very advantageous terms. These lines of business naturally exhibit lower volatility in their performance over time and therefore, carry higher expected non-life loss ratios compared to non-proportional catastrophe business. Given that much of the new business written was either in specialty lines, such as credit and surety or professional liability, or in standard lines of business, such as third-party liability and motor liability, the initial non-life loss ratios are higher than in short-tail property lines. Overall, our non-life loss ratio increased 0.4 percentage points to 73.0% for the first half of 2003, reflecting the shift towards longer-tail exposures. As much of our new business production in the Continental European market was on a direct basis rather than through brokers, our underwriting expense ratio declined by 2.4 percentage points from 23.4% to 21.0%. Our administration expense ratio improved 0.3 percentage points from 5.0% to 4.7% despite a strong rise in the Swiss Franc and the Euro against the US-dollar. As a larger proportion of our overhead expenses are in these currencies, a weakening of the US-dollar negatively impacts our administration expense ratio. The improvement can therefore be largely ascribed to a strong expense management culture and a more efficient leveraging of Converium’s capabilities in growing its business from the existing platform.

Capital markets still difficult; net income increases

As you may recall from last year’s mid-year report, not all developments are completely within the control of your company’s management. This is particularly true for the influence of the capital markets and exchange rates, which have proven to be quite volatile during the last six months. The first quarter was overshadowed by fears of a pending war in the Middle East, taking the major equity markets down to their lowest level in many years. This was followed by a strong rally during the second quarter, which more than offset the losses since the beginning of the year. At the same time, most leading economies continued to exhibit a laggard performance with growing unemployment and a failure to respond to traditional fiscal and monetary policy. A consequence of this was a further decline in the yield curve and an increasingly difficult environment for insurers and reinsurers as large holders of financial assets. This decline in the yield curve resulted in a reduction in the average annualized yield on our invested assets of 120 basis points to 3.6% for the first six months of 2003. This is a 25% reduction in yield when compared to the first six months of 2002. Our net investment income only declined 7.5%, or US$ 10 million, from US$ 133 million to US$ 123 million thanks largely to the strong operational cash flow and the resulting increase in invested assets.

A further impact of the equity market’s volatility was observed in the need to increase our provisions for future benefits under a closed block of variable annuities with guaranteed minimum death benefits during the first quarter of 2003, when Converium increased its provision for this business by US$ 12.5 million. The recovery of the equity markets during the second quarter and the continuing decrease of total guaranteed minimum death benefits served to reduce the net amount at risk; hence, the ratio between benefit reserves and net amount at risk at June 30, 2003 improved. However, as we are still in the process of gaining further insight into the sensitivities of this business to various factors, only one of which is capital market movements, no benefit was taken in the second quarter.

While last year’s first half result saw a significant deviation between the operating income and net income due to the impact of asset impairment charges and realized capital losses, the 2003 picture is thankfully the reverse. Pre-tax operating income for the first half of 2003 was down 14.9% to US$ 88.3 million, largely due to the impact of reduced current yield and charges related to the variable annuities. Net income, however, increased 167.7% to US$ 84.6 million, thanks to a significant reduction in asset impairment charges and realized capital losses and a modest amount of realized capital gains, as we restructured our investment portfolio to protect shareholders’ equity against an unfavourable movement in the fixed income markets. Converium continues to adhere to the most stringent asset impairment policies and is compliant with current and emerging standards. Beginning with the second quarter 2003, Converium now also treats any asset that is below the original purchase price for more than 12 months as impaired, irrespective of the magnitude by which it has declined.

Shareholders’ equity continues to grow; asset liability management pays off

While it may seem self-evident that shareholders’ equity should increase, this has not necessarily been the case for most European reinsurers since Converium’s debut as a publicly listed company a little more than 18 months ago. Thanks to a conservative investment philosophy and adherence to a stringent asset liability management discipline, Converium has been able to weather the vagaries of the capital markets since its launch and consistently grow shareholders’ equity in the process. Since year-end 2002, Converium’s shareholders’ equity has increased by 9.0% or US$ 156.3 million to US$ 1,894.3 million, or by more than 10% when including dividends to shareholders. Overall total return including dividends since year-end 2001 has been more than 20%. While your company has experienced some set backs during its first year and a half, particularly with respect to provisions for prior year’s liabilities, Converium continues to exhibit progress in the positioning of the company as a leader in its industry and in building a lasting global franchise with strong value creation potential.

Outlook remains favourable

As a company that is intent on being a leader amongst the next Re generation, Converium’s strategy for the future is not simply based upon hoping for the best. Our industry has experienced a period involving an unusually low level of large reinsured shock losses for the last 20 months. This has been true for both man-made losses (e.g. aviation) or natural catastrophe perils. Current forecasts indicate a higher probability of tropical storm activity in the Atlantic than was experienced over the last few years. Similarly, in other fields, the law of large numbers cannot be overruled indefinitely. Capital markets remain volatile and uncertain. Converium’s strategy of building a geographically diversified portfolio with a well-balanced mix of underwriting risks (specialty lines, standard property & casualty reinsurance, and life), coupled with disciplined risk management, a conservative investment philosophy guided by a leading edge asset liability management and a sound operating platform provide a solid foundation for sustainable growth in shareholder value. The outlook for a company with Converium’s capabilities and market positioning remains favourable.

Sincerely,

Dirk Lohmann
Group Chief Executive Officer

The Converium share

In the first half of 2003, the Converium share closed at approximately the same level as the European Insurance Index after a strong out-performance in March and April 2003. The Converium ADS developed in line with the US Insurance Index until the end of April 2003, but underperformed by the end of the first half of 2003 as the US Insurance Index showed pronounced recovery in the first half of 2003.

Converium Share versus European Insurance Index

Converium ADS versus US Insurance Index

The Converium share

Since the IPO, the Converium share and ADS have substantially outperformed the European and the US Insurance Index respectively.

Converium Share versus European Insurance Index

Converium ADS versus US Insurance Index

The Converium share

In addition to economic uncertainties which left investors inert, the industry still has to face a number of issues.

Following the strong decline of stock markets, European insurance and reinsurance companies, which were over-proportionally exposed to equities, had to face severe solvency and asset and liability management issues. This and the resulting downgrades by rating agencies led to a reshuffling in the European insurance and reinsurance landscape, which created new opportunities for established, independent, leading, global multi-line reinsurers such as Converium.

US reinsurers, which had a traditionally low exposure towards equities, performed well in the first half of 2003, however, coming from low levels in 2002. The Converium ADSs account for approximately 12% of the overall Converium share turnover.

First listed	December 11, 2001 SWX Swiss Stock Exchange and New York Stock Exchange

Major shareholders as of June 30, 2003	Fidelity International Limited, Bermuda, holds 9.87% Deutsche Bank AG, Frankfurt, holds 7.96% Wellington Management Company, Boston, holds 7.68% Government of Singapore, Singapore, holds 5.12%

The commitment of top-tier institutional investors, who invested in Converium at the time of the IPO or shortly thereafter, underpins the quality of Converium shares as an investment.

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis should be read in conjunction with our financial statements, including the related notes to those financial statements. This discussion contains forward-looking statements that involve risks and uncertainties and actual results may differ materially from the results described or implied by these forward-looking statements. See “Cautionary note regarding forward-looking statements.”

Results of operations

	Three months ended June 30		Six months ended June 30

(US$ million)	2003	2002	2003	2002

Pre-tax income	77.7	3.6	95.8	42.4
Net realized capital gains (losses)	15.8	–61.0	7.5	–61.3
Pre-tax operating income	61.9	64.6	88.3	103.7
Net income	59.1	2.9	84.6	31.6

We reported net income of US$ 59.1 million and US$ 84.6 million for the three and six months ended June 30, 2003, representing increases of US$ 56.2 million and US$ 53.0 million versus the same periods in 2002. The increases are due to continued improvements in the non-life underwriting results, as well as net realized capital gains in 2003 versus net realized capital losses in 2002.

We reported pre-tax operating income (defined as pre-tax income excluding pre-tax net realized capital gains or losses) of US$ 61.9 million for the three months ended June 30, 2003, a decrease of US$ 2.7 million as compared to pre-tax operating income of US$ 64.6 million for the same period of 2002. For the six months ended June 30, 2003, we reported pre-tax operating income of US$ 88.3 million, a decrease of US$ 15.4 million as compared to pre-tax operating income of US$ 103.7 million for the same period of 2002. For the six months, this decrease was primarily due to lower net investment income of US$ 10.0 million, higher interest expense of US$ 9.0 million and a technical loss of US$ 14.6 million on our Guaranteed Minimum Death Benefit (GMDB) book in the first quarter of 2003. The decreases were offset by an improved non-life combined ratio in 2003 versus 2002.

For the three months ended June 30, 2003, gross premiums written increased 14.0%, net premiums written increased 13.5% and net premiums earned increased 13.8%. For the six months ended June 30, 2003, gross premiums written increased 24.7%, net premiums written increased 23.2% and net premiums earned increased 18.4%. The growth was spread across most specialty lines as well as most lines of business in standard property & casualty reinsurance.

Our non-life combined ratio was 99.1% for the three months ended June 30, 2003, compared to 99.9% in the same period of 2002. For the six months ended June 30, 2003, our non-life combined ratio was 98.7% compared to 101.0% in the same period of 2002. There was no material net non-life prior years’ reserve development in 2003. In the second quarter of 2002, the results were impacted as a result of the recognition of a US$ 24.4 million provision for net adverse loss development on prior years’ business.

Due to improving conditions in the capital markets, net realized capital gains were US$ 15.8 million for the three months and US$ 7.5 million for the six months ended June 30, 2003 as compared to net realized capital losses of US$ 61.0 and US$ 61.3 million for the same periods of 2002.

Our effective tax rate was 23.9% for the three months and 11.7% for the six months ended June 30, 2003, as compared to 19.4% and 25.5% for the same periods of 2002. The 2003 year-to-date effective tax rate was reduced by a change in expected tax rates in Switzerland in the first quarter.

The components of net income are described in more detail below:

Reinsurance results

	Three months ended June 30		Six months ended June 30

(US$ million)	2003	2002	2003	2002

Gross premiums written	948.7	832.5	2,212.5	1,773.7
Net premiums written	899.3	792.6	2,083.9	1,691.5
Net premiums earned	912.5	801.5	1,796.8	1,517.1

For the second quarter of 2003, gross premiums written increased US$ 116.2 million, or 14.0% compared to the same period of 2002, and net premiums written increased US$ 106.7 million, or 13.5% for the same period. For the six months ended June 30, 2003, gross premiums written increased US$ 438.8 million, or 24.7% and net premiums written increased US$ 392.4 million, or 23.2% compared to the same period of 2002. For the six months ended June 30, 2003, we retained 94.2% of our gross premiums written, compared to 95.4% for the same period of 2002.

Management’s discussion and analysis of financial condition and results of operations (continued)

The increases in non-life net premiums written predominately reflect the continued improved market conditions and new client relationships in certain key markets. For the six months ended June 30, 2003, Converium Zurich grew by US$ 219.3 million, or 29.3%. Converium Cologne grew US$ 114.0 million, or 53.1%. The growth from Converium Cologne was due to improving its market position, primarily throughout Europe. Converium North America grew US$ 47.0 million, or 7.4%.

Net premiums earned for the six months ended June 30, 2003 increased US$ 279.7 million, or 18.4% compared to the same period of 2002. The growth in net premiums earned lags that of net premiums written, as the new business written will be earned over several quarters.

	Three months ended June 30		Six months ended June 30

(US$ million)	2003	2002	2003	2002

Losses and loss adjustment expenses and life benefits	–677.1	–567.9	–1,332.7	–1,110.5
Non-life loss ratio (to premiums earned)	73.5%	69.7%	73.0%	72.6%

Our losses and loss adjustment expenses and life benefits incurred increased US$ 109.2 million, or 19.2% for the three months ended June 30, 2003 and US$ 222.2 million, or 20.0% for the six months ended June 30, 2003, both as compared to the same period of 2002. The non-life loss and loss adjustment expense ratio was 73.5% and 73.0% for the three and six months ended June 30, 2003 as compared to 69.7% and 72.6% for the same periods in 2002. The increase in the non-life loss ratio in 2003 reflects a shift towards longer-tail business, both in specialty lines and in standard property & casualty reinsurance, particularly in Converium Zurich.

Reserve Development

There was no material net non-life prior years’ reserve development in 2003. In the second quarter of 2002, our results were impacted as a result of the recognition of a US$ 24.4 million provision for net adverse loss development on prior years’ business. Converium Cologne recorded an additional US$ 18.5 million in reserves related to prior years’ business and Converium North America recorded adverse development of US$ 19.9 million. This was partially offset by positive reserve development of US$ 14.0 million in Converium Zurich. Our net reserves for the September 11th terrorist attacks are capped at US$ 289.2 million by Zurich Financial Services.

Guaranteed Minimum Death Benefit (GMDB) Business

In the first quarter of 2003, as a result of the continued downturn of the international equity markets, Converium Life reported a technical loss of US$ 14.6 million, including paid claims of US$ 3.4 million, and reserve strengthening of US$ 12.5 million for a closed block of GMDB business in order to align the reserves to the expected future benefits payable. In addition to this business, Converium Life had US$ 3.7 million of adverse reserve development on certain US special risk business.

As a result of the recovery of the US stock market in the second quarter of 2003 and the continuing decrease of total guaranteed minimum death benefits, the net amount at risk decreased during the second quarter of 2003; hence the ratio between benefit reserves and net amount at risk at June 30, 2003 improved.

	Three months ended June 30		Six months ended June 30

(US$ million)	2003	2002	2003	2002

Underwriting acquisition costs	–183.9	–193.3	–380.5	–347.4
Operating and administration expenses	–48.0	–40.5	–96.9	–84.1
Non-life underwriting expense ratio (to premiums earned)	20.3%	25.0%	21.0%	23.4%
Non-life administration expense ratio (to premiums written)	5.3%	5.2%	4.7%	5.0%

Underwriting acquisition costs primarily relate to commissions on treaty and individual risk business. Our underwriting acquisition costs decreased 4.9% for the three months ended June 30, 2003 over the same period in 2002. This decrease primarily resulted from new business production in the Continental European markets which was produced on a direct basis as opposed to through brokers, as well as the replacement of a material contract in our Converium Zurich operations with one that carries significantly lower underwriting acquisition costs. The non-life underwriting expense ratio for the three months ended June 30, 2003 and 2002 was 20.3% and 25.0%, respectively.

Our underwriting acquisition costs increased 9.5% for the six months ended June 30, 2003 over the same period in 2002. This increase is mainly related to the growth in premiums earned, offset by the impacts noted above. The non-life underwriting expense ratio for the six months ended June 30, 2003 and 2002 was 21.0% and 23.4%, respectively.

Management’s discussion and analysis of financial condition and results of operations (continued)

Operating and administration expenses increased 18.5% in the three months ended June 30, 2003 over the same period in 2002. These increases primarily arose from expenditures to support the growth in premium volume and the weakening of the U.S. Dollar. Despite the increase in operating and administration expenses, the non-life administration expense ratio increased marginally to 5.3% for the three months ended June 30, 2003, compared to 5.2% in the same period of 2002. Operating and administration expenses increased 15.2% in the six months ended June 30, 2003 over the same period in 2002, due to the factors noted above. Due to the strength of our premium growth and a strong expense management culture, the non-life administration expense ratio declined to 4.7% for the six months ended June 30, 2003, compared to 5.0% in the same period of 2002.

We fully charge the cost of options to operating expense under the fair value approach of SFAS No. 123, “Accounting for Stock-Based Compensation”, and recorded compensation expense of US$ 2.4 million and US$ 3.4 million for the three and six months ended June 30, 2003 in connection with Converium’s stock option plans.

Investment results

	Three months ended June 30		Six months ended June 30

(US$ million)	2003	2002	2003	2002

Net investment income	66.8	68.3	123.0	133.0
Average annualized net investment income yield (pre-tax)	3.9%	5.0%	3.6%	4.8%
Net realized capital gains (losses)	15.8	–61.0	7.5	–61.3
Total investment results	82.6	7.3	130.5	71.7
Average annualized total investment income yield (pre-tax)	4.8%	0.5%	3.8%	2.6%
Change in net unrealized gains (losses) (pre-tax)	101.2	–4.1	105.0	–18.6
Total investment return (pre-tax)	183.8	3.2	235.5	53.1
Average annualized total investment return (pre-tax)	10.6%	0.2%	6.9%	1.9%

Investment results are an important part of our overall profitability. Our net investment income was US$ 66.8 million for the three months ended June 30, 2003, representing a decrease of US$ 1.5 million, or 2.2% as compared to the same period of 2002. Our annualized net investment income yield was 3.9% for the three months ended June 30, 2003 as compared to 5.0% for the same period of 2002. Yields are calculated based on the average of beginning and ending investment balances (including cash and cash equivalents).

Net investment income was US$ 123.0 million for the six months ended June 30, 2003, representing a decrease of US$ 10.0 million, or 7.5% as compared to the same period of 2002. The decrease is primarily driven by sustained lower interest rates worldwide and a reduction in returns on certain bond funds, which declined US$ 5.8 million for the six months ended June 30, 2003 versus the same period in 2002. Our annualized net investment income yield was 3.6% for the six months ended June 30, 2003 as compared to 4.8% for the same period of 2002.

We had net realized capital gains for the three months ended June 30, 2003 of US$ 15.8 million, compared to net realized capital losses of US$ 61.0 million for the same period of 2002. In 2003, we realized capital gains of US$ 16.0 million on sales of fixed income investments in order to reduce the duration of our bond portfolio as trends of declining interest rates continued. In 2002, we realized capital losses of US$ 32.7 million on the restructuring of our North American equity portfolio and US$ 15.8 million on the sale of WorldCom fixed income securities. In the second quarter of 2003, US$ 6.1 million in impairment charges were recorded versus US$ 13.5 million in impairment charges in the second quarter of 2002. This decline is due to the stabilization of global financial markets during the second quarter.

We had net realized capital gains for the six months ended June 30, 2003 of US$ 7.5 million, compared to net realized capital losses of US$ 61.3 million for the same period of 2002. For the six months ended June 30, 2003, US$ 21.9 million in impairment charges were recorded, versus US$ 21.5 million in impairment charges in the same period of 2002. Included in the impairment charges in the six months ended June 30, 2003 are US$ 19.5 million related to our equity securities portfolio and US$ 2.4 million related to our real estate portfolio.

Our impairment policy for fixed income and equity securities requires us to record, as realized capital losses, declines in value that exceed 20% over a period of six months, or in excess of 50% regardless of the period of decline. At management’s judgment, we impair additional securities based on prevailing market conditions. To continue to adhere to emerging new asset impairment standards, in the second quarter of 2003, we further reinforced our already strict impairment rules. Now, any declines in value over a period of more than twelve months are recorded as realized capital losses. In the second quarter of 2003, this change resulted in additional impairment charges of US$ 4.6 million.

Management’s discussion and analysis of financial condition and results of operations (continued)

Other

	Three months ended June 30		Six months ended June 30

(US$ million)	2003	2002	2003	2002

Other income (loss)	—	0.5	–4.4	3.6
Interest expense	–8.4	–4.0	–17.0	–8.0
Income tax expense	–18.6	–0.7	–11.2	–10.8

Other income for the three months ended June 30, 2003 was nil as compared to other income of US$ 0.5 million for the same period of 2002. Other loss for the six months ended June 30, 2003 was US$ 4.4 million as compared to other income of US$ 3.6 million for the same period of 2002. Other income (loss) includes interest income on reinsurance deposits, interest expense on funds held under reinsurance contracts, fee income, writeoff of uncollectible balances and results from our investments in private equity funds.

Interest expense for the three and six months ended June 30, 2003 was US$ 8.4 million and US$ 17.0 million, respectively, compared to US$ 4.0 million and US$ 8.0 million for the same periods of 2002. The increase was mainly due to interest expense on our US$ 200.0 million 8.25% guaranteed subordinated notes issued in December 2002.

We had income tax expense of US$ 18.6 million and US$ 11.2 million for the three months and six months ended June 30, 2003, representing increases of US$ 17.9 million and US$ 0.4 million, respectively, compared to the same periods in 2002. Our effective tax rate was 23.9% for the three months and 11.7% for the six months ended June 30, 2003, as compared to 19.4% and 25.5% for the same periods of 2002. The 2003 year-to-date effective tax rate was reduced by a change in expected tax rates in Switzerland in the first quarter.

Financial Condition and Liquidity

Invested Assets

As of June 30, 2003, total invested assets were US$ 6.8 billion compared to US$ 6.1 billion as of December 31, 2002, an increase of US$ 696.8 million, or 11.4%. This increase is mainly due to strong operating cash flow of US$ 572.6 million as well as increases in unrealized gains on investments, and changes in currency translation due to the continued weakening of the US dollar.

Our asset mix, including cash and cash equivalents, consisted of the following at June 30, 2003 and December 31, 2002:

Asset Class	As of June 30, 2003	As of December 31, 2002

Fixed maturity securities (including the Funds Withheld Asset)	81.6%	78.6%
Equity securities*	8.8%	7.0%
Cash and short-term investments	5.9%	10.5%
Real estate and other*	3.7%	3.9%

Total	100.0%	100.0%

*	PSP Swiss Property AG is included in Real estate and other with a market value of US$ 68.3 million as of June 30, 2003 and US$ 75.0 million as of December 31, 2002.

As of June 30, 2003, net unrealized gains on investments, net of taxes, totaled US$ 79.5 million, compared to net unrealized losses on investments, net of taxes, of US$ 53.3 million as of December 31, 2002. This net position is primarily comprised of net unrealized gains on fixed income securities and recovery in the capital markets. With the recent realignment in our investment portfolio, the unrealized losses at June 30, 2003 predominantly arise from securities acquired during 2002. We have reviewed the securities that have declined in value and have recorded impairments accordingly.

Our investments are managed by external investment managers, and their performance is measured against benchmarks. The table below presents our investments in the major managed portfolios, as well as the applicable benchmark and benchmark return for the first six months of 2003. The balances at June 30, 2003 are shown in original currencies.

Management’s discussion and analysis of financial condition and results of operations (continued)

	Performance[1]

(in millions of original currencies, unless noted)	Market value	Benchmark	Portfolio	Delta

Largest portfolios in US$
Fixed maturities	2,210.5	3.92%[2]	3.81%	–0.11%
Mortgage-backed securities	850.5	1.60%[3]	1.77%	+0.17%
Equity securities	400.0	11.78%[4]	11.65%	–0.13%
Largest portfolios in Euro
Fixed maturities	374.4	4.25%[5]	4.15%	–0.10%
Equity securities	121.2	2.69%[6]	2.55%	–0.14%
Largest portfolios in British pounds
Fixed maturities	153.0	3.28%[7]	3.19%	–0.09%
Equity securities	31.0	3.08%[8]	3.03%	–0.05%
Largest portfolio in Swiss francs
Real estate (direct and indirect)	305.5	n.a	1.91%	n.a.
Largest portfolio in Australian $
Fixed maturities	105.2	3.11%[9]	3.10%	–0.01%

[1]	Performance is defined as quarterly time-weighted return.

[2]	SSB USD WGBI 3-5 years Index/SSB World BIG Index ex MBS ex BBB 1-10

[3]	Lehman Mortgage Index

[4]	MSCI USA Index, S&P 500

[5]	SSB Euro World BIG Index ex MBS ex BBB

[6]	MSCI Euro ex UK

[7]	FTSE Government All Stock Index

[8]	MSCI UK

[9]	UBSWA Composite all

Fixed Maturities

As of June 30, 2003, our fixed maturities portfolio, excluding the Funds Withheld Asset (described more fully below), had a carrying value of US$ 4.2 billion and represented 58.7% of our total investment portfolio including cash and cash equivalents (81.6% including the Funds Withheld Asset). This represents an increase in carrying value of US$ 723.2 million, or 21.0%, from December 31, 2002. This increase was driven by 2003 cash flows from operations, the reinvestment in 2003 of proceeds received in late 2002 from our guaranteed subordinated notes and unrealized gains on fixed maturities.

To protect our balance sheet from a possible rise of the yield curves, we reduced the modified duration of our bond portfolio (excluding mortgage-backed securities) to 3.8 and shifted US$ 264.3 million of government bonds, or 6.8% of the total fixed maturities portfolio, from “available-for-sale” to “held-to-maturity” during the second quarter of 2003, and invested US$ 20.6 million of operational cash flow in fixed maturities classified as “held-to-maturity”.

We invest in government, agency and corporate fixed income securities of issuers from around the world that meet our liquidity and credit standards. We place an emphasis on investing in listed fixed income securities that we believe to be liquid.

The table below presents the composition of our fixed income securities portfolio, excluding short-term investments, based on carrying value by scheduled maturity.

(US$ million)	Estimated fair value	% of total	Carrying value	% of total
As of June 30, 2003	Available-for-sale (AFS)	AFS	Held-to-maturity (HTM)	HTM

Less than one year	4.4	0.1%	—	—
One year through five years	1,724.8	44.4%	47.3	16.6%
Five years through ten years	692.2	17.8%	200.1	70.4%
Over ten years	219.1	5.7%	36.9	13.0%
Subtotal	2,640.5	68.0%	284.3	100.0%
Mortgage and asset-backed securities	850.5	21.9%	—	—
Unit trust bonds	391.0	10.1%	—	—

Total as of June 30, 2003	3,882.0	100.0%	284.3	100.0%

Management’s discussion and analysis of financial condition and results of operations (continued)

Most of our fixed income securities are rated by Standard & Poor’s, Moody’s or similar rating agencies. As of June 30, 2003, approximately 98.5% of our fixed income securities portfolio was invested in securities rated A or better by these agencies and approximately 80.0% was invested in AAA/Aaa-rated securities.

The table below presents the composition of our fixed income securities portfolio by rating as assigned by Standard & Poor’s, using the lower of these ratings for any security where there is a split rating.

(US$ million)	Estimated fair value	% of total	Carrying value	% of total
As of June 30, 2003	Available-for-sale (AFS)	AFS	Held-to-maturity (HTM)	HTM

AAA/Aaa	3,113.8	80.2%	270.3	95.1%
AA/Aa2	349.5	9.0%	14.0	4.9%
A/A2	360.0	9.3%	—	—
BBB/Baa2	9.6	0.2%	—	—
BB	10.0	0.3%	—	—
Not rated	39.1	*1.0%	—	—

Total as of June 30, 2003	3,882.0	100.0%	284.3	100.0%

*	primarily investments in unrated funds whose underlying securities are rated A or better.

Equity Securities

As of June 30, 2003, our equity securities portfolio had a carrying value of US$ 689.0 million. This represents an increase in carrying value of US$ 158.2 million, or 29.8%, from December 31, 2002. This increase was primarily due to investment of US$ 120.0 million in equity securities during the second quarter of 2003 as well as unrealized gains due to the recovery of the capital markets and changes in currency translation due to the continued weakening of the US dollar. This brought our equity allocation back to approximately 8.8% of our total investment portfolio as of June 30, 2003, including cash and cash equivalents and excluding our investment in PSP Swiss Property AG.

Substantially our entire equity portfolio consists of listed securities, held directly or through funds. The majority of our equity portfolio is in developed markets with limited exposure to emerging markets. As experienced in recent years, the equity markets around the world can produce highly volatile and significantly varied results due to local and worldwide economic and political conditions.

Funds Withheld Asset

The transfer of Converium Zurich’s reinsurance business to Converium was effective as of July 1, 2001 by means of the Quota Share Retrocession Agreement. In addition, on that date, the Funds Withheld Asset was established. Its initial balance was set to match the net balance of the liabilities, less the premium receivables (including outstanding collectible balances and reinsurance deposits), on the business to which the Quota Share Retrocession Agreement applies. As of June 30, 2003, the Funds Withheld Asset was US$ 1,622.7 million. The decrease of US$ 25.4 million over 2002 was substantially due to paid claims, offset by changes in foreign exchange rates.

The table below shows the distribution of the Funds Withheld Asset by currency as of June 30, 2003 and December 31, 2002.

	June 30, 2003	December 31, 2002

U.S. dollars	51%	53%
U.K. pounds	25%	23%
Euro	20%	19%
Australian dollars	1%	2%
Japanese yen	2%	2%
Swiss franc	1%	1%

Total	100%	100%

Weighted average interest rate	5.4%	5.3%

The Funds Withheld Asset is increased by premiums (less premium refunds), salvage and subrogation, recoveries under retrocession agreements, profit commissions and other amounts received for the business subject to the Quota Share Retrocession Agreement, and is reduced by paid claims, profit commissions, amounts paid to maintain the retrocession agreements and other amounts paid on the business subject to the Quota Share Retrocession Agreement. The balance of the Funds Withheld Asset will decrease over time. However, business historically written on the Zurich Insurance Company (“ZIC”) and Zurich International Bermuda Ltd (“ZIB”) balance sheets is being renewed and written on the Converium balance sheet. As a result, we will generate invested assets from the new and renewal business written on the Converium balance sheet which we expect to at least partially offset reductions of the balance of the Funds Withheld Asset.

Management’s discussion and analysis of financial condition and results of operations (continued)

Short Term Investments

Our short-term investment portfolio includes investments in fixed-term deposits and fiduciary investments. These investments generally have maturities of between three months and one year. As of June 30, 2003, we had short-term investments with a carrying value of US$ 138.3 million, representing 1.9% of our total investment portfolio, including cash and cash equivalents. Short-term investments at December 31, 2002 were US$ 318.0 million, and included US$ 193.7 million in proceeds received on December 23, 2002 from the issuance of our guaranteed subordinated notes. These proceeds were substantially invested in January 2003.

Real Estate

As of June 30, 2003, we had US$ 158.0 million of investments in commercial and residential real estate, most of which were located in Switzerland, and our direct real estate portfolio represented 2.2% of our total investment portfolio, including cash and cash equivalents.

In addition to these properties, Converium owns a 7.5% participation in PSP Swiss Property AG (an indirect real estate investment, included in equity securities) with a market value of US$ 68.3 million as of June 30, 2003.

Premiums Receivable

We had premiums receivable of US$ 2.3 billion at June 30, 2003 compared to US$ 1.7 billion at December 31, 2002, an increase of US$ 540.9 million, or 31.4%. This increase is due to the strong growth in premium volume in 2003. Premiums receivable include those currently due, as well as deferred premiums receivable, which is comprised primarily of accruals on premium balances which have not yet been reported and which are not contractually due to be paid until sometime in the near future. Current premiums receivable represented 6.1% and 7.6% of total premiums receivable at June 30, 2003 and December 31, 2002, respectively, and accrued premiums receivable represented 93.9% and 92.4%, respectively.

Reinsurance Assets

Retrocessional reinsurance arrangements generally do not relieve Converium from its direct obligations to its reinsureds. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any retrocessionaire is unable or unwilling to meet the obligations assumed under the retrocessional agreements. At June 30, 2003, Converium holds US$ 729.9 million in collateral as security under related retrocessional agreements in the form of deposits, securities and/or letters of credit.

As of June 30, 2003, we had reinsurance recoverables from retrocessionaires of approximately US$ 1.6 billion on paid and unpaid losses and loss adjustment expenses and unearned premium reserve balances. This amount was virtually unchanged since December 31, 2002. Recoverables from retrocessionaires relating to contracts in arbitration were 7.9% of equity at June 30, 2003. Allowances of US$ 23.6 million have been recorded for estimated uncollectible receivables and reinsurance recoverables at June 30, 2003, compared to US$ 17.4 million at December 31, 2002.

Loss and Loss Adjustment Expense Reserves

We had gross loss and loss adjustment expense (LAE) reserves of US$ 7.3 billion at June 30, 2003, compared to US$ 6.8 billion at December 31, 2002, an increase of US$ 441.1 million, or 6.5%. The increase in our reserve position is due to reserves on current year business, offset by claim payments.

Loss and loss adjustment expense reserves, net of reinsurance recoverables for paid and unpaid losses were US$ 5.8 billion at June 30, 2003, compared to US$ 5.4 billion at December 31, 2002, an increase of US$ 469.1 million, or 8.7%. Gross reserves for future life benefits were US$ 415.0 million at June 30, 2003 compared to US$ 371.7 million at December 31, 2002.

Shareholders’ Equity

As of June 30, 2003, we had total shareholders’ equity of US$ 1,894.3 million (US$ 47.61 per share) compared to US$ 1,738.0 million (US$ 43.55 per share) as of December 31, 2002, an increase of US$ 156.3 million (US$ 4.06 per share). This increase is mainly comprised of net income of US$ 84.6 million and an increase in other comprehensive income of US$ 101.7 million, offset by dividends to shareholders of US$ 29.4 million. We believe that our capital, liquidity, and borrowing ability are sufficient to support our business and meet our present liquidity requirements.

Management’s discussion and analysis of financial condition and results of operations (continued)

Cash Flows and Liquidity Sources

	Six months ended June 30

(US$ million)	2003	2002

Cash provided by operating activities	572.6	413.4
Reimbursement of reinsurance recoverables in dispute	—	136.7
Cash provided by operating activities, excluding reimbursement of reinsurance recoverables in dispute	572.6	276.7

We held cash and cash equivalents of US$ 279.4 million as of June 30, 2003 compared to US$ 361.5 million as of December 31, 2002. Our cash balances at the end of both periods include a relatively high level of cash held by our investment managers for duration matching purposes.

Our cash flows from operating activities result principally from premiums, collections on losses recoverable and investment income, net of paid losses, acquisition costs and underwriting expenses. Our cash provided by operating activities was US$ 572.6 million for the six months ended June 30, 2003 compared to US$ 413.4 million for the six months ended June 30, 2002, an increase of US$ 159.2 million, or 38.5%. This increase was driven by improved operating performance, including strong premium growth. Cash provided by operating activities was US$ 364.3 million for the three months ended June 30, 2003, compared to US$ 347.6 million for the second quarter of 2002. In the second quarter of 2002, we received US$ 136.7 million reimbursement of reinsurance recoverables in dispute.

Business development

Converium’s financial results for the second quarter of 2003 were primarily driven by profitable growth in specialty lines and in standard property & casualty reinsurance, the continued solid performance in non-life underwriting as well as the current conditions in the capital markets.

Converium Zurich

	Three months ended June 30		Six months ended June 30

(US$ million)	2003	2002	2003	2002

Gross premiums written	540.7	413.5	1,049.3	805.0
Net premiums written	498.6	382.4	968.6	749.3
Net premiums earned	467.4	385.7	898.2	703.0

Segment income	45.3	52.6	73.6	74.5

Loss ratio non-life	75.2%	60.2%	73.2%	69.2%
Underwriting expense ratio non-life	17.7%	26.3%	19.6%	22.8%
Administration expense ratio non-life	4.7%	4.9%	4.9%	5.0%
Combined ratio non-life	97.6%	91.4%	97.7%	97.0%

Retention ratio (net premiums written divided by gross premiums written)	92.2%	92.5%	92.3%	93.1%

Converium Zurich reported a segment income of US$ 45.3 million for the three months ended June 30, 2003, compared to a segment income of US$ 52.6 million for the three months ended June 30, 2002. The decrease in segment income of 13.9% or US$ 7.3 million in the second quarter of 2003 was primarily attributable to:

•	The non-life combined ratio increased by 6.2 percentage points to 97.6% for the second quarter of 2003 (2Q2002: 91.4%). This increase in the non-life combined ratio was due to positive reserve developments of US$ 14.0 million for liability business written in prior years reported by Converium Zurich in the second quarter of 2002, which reduced the non-life combined ratio by 3.6 percentage points as well as to Converium Zurich’s shift to longer tail-business, both in specialty lines and in standard property & casualty reinsurance. Converium Zurich’s non-life combined ratio for the first half of 2003 was 97.7%; a slight increase of 0.7 percentage points compared to the first half of 2002, reflecting the positive reserve developments recorded in the second quarter of 2002 and the change in Converium Zurich’s business mix.

This decrease in segment income was offset by:

•	The total investment result was higher by 22.7% or US$ 6.2 million for the second quarter of 2003 compared to the second quarter of 2002. Converium Zurich’s increase in the total investment result is a reflection of the increase in the invested asset base and the current conditions in the capital markets. These current conditions in the capital markets, particularly the recovery of the global equity markets, and the further decline in interest rates, resulted in the second quarter of 2003 in lower impairment charges of US$ 2.1 million on equity securities (2Q2002: US$ 4.8 million). The average annualized total investment yield (pre-tax) decreased by 0.3 percentage points to 3.8% for the second quarter of 2003 (2Q2002: 4.1%).

In the second quarter of 2003, gross premiums written increased 30.8% or US$ 127.2 million to US$ 540.7 million (2Q2002: US$ 413.5 million), net premiums written increased 30.4% or US$ 116.2 million to US$ 498.6 million (2Q2002: US$ 382.4 million), and net premiums earned increased 21.2% or US$ 81.7 million to US$ 467.4 million (2Q2002: US$ 385.7 million).

In the first half of 2003, gross premiums written increased 30.3% or US$ 244.3 million to US$ 1,049.3 million (1H2002: US$ 805.0 million), net premiums written increased 29.3% or US$ 219.3 million to US$ 968.6 million (1H2002: US$ 749.3 million), and net premiums earned increased 27.8% or US$ 195.2 million to US$ 898.2 million (1H2002: US$ 703.0 million).

Converium Zurich’s growth was spread across most specialty lines as well as most lines of business in standard property & casualty reinsurance and primarily resulted from increased rates, increasing the share of clients’ business upon renewing existing business or writing new business.

For the first half of 2003, Converium Zurich’s growth in specialty lines included:

•	Aviation & Space (net premiums written in the first half of 2003 increased by 28.9% or US$ 37.8 million to US$ 168.8 million); and

Business development

•	Credit & Surety (net premiums written in the first half of 2003 increased by 46.0% or US$ 28.0 million to US$ 88.9 million).

For the first half of 2003, Converium Zurich’s growth in lines of business of standard property & casualty reinsurance included:

•	Property (net premiums written in the first half of 2003 increased by 29.7% or US$ 44.3 million to US$ 193.3 million); and

•	Motor (net premiums written in the first half of 2003 increased by 17.8% or US$ 18.5 million to US$ 122.2 million).

For the first half of 2003, Converium Zurich’s growth regions in standard property & casualty reinsurance included:

•	United Kingdom (net premiums written in the first half of 2003 increased by 16.7% or US$ 68.8 million to US$ 480.8 million);

•	Far East / Pacific Rim (net premiums written in the first half of 2003 increased by 69.2% or US$ 45.6 million to US$ 111.4 million);

•	Latin America (net premiums written in the first half of 2003 increased by 24.5% or US$ 16.0 million to US$ 81.3 million);

•	France (net premiums written in the first half of 2003 increased by 46.2% or US$ 23.0 million to US$ 72.8 million); and the

•	Rest of Europe, which includes Italy, Spain, and Portugal (net premiums written in the first half of 2003 increased by 76.7% or US$ 29.7 million to US$ 68.4 million).

For the first half of 2003, Converium Zurich reported net premiums written for Accident & Health of US$ 21.7 million, an increase by 13.6% or US$ 2.6 million (1H2002: US$ 19.1 million).

Converium North America

	Three months ended June 30		Six months ended June 30

(US$ million)	2003	2002	2003	2002

Gross premiums written	310.3	323.4	705.5	642.5
Net premiums written	304.3	323.7	680.0	633.0
Net premiums earned	286.4	305.0	599.6	590.9

Segment income (loss)	26.3	–32.1	43.0	–18.3

Loss ratio non-life	69.8%	78.6%	70.2%	75.4%
Underwriting expense ratio non-life	23.1%	24.6%	23.8%	24.6%
Administration expense ratio non-life	6.2%	5.3%	5.6%	5.9%
Combined ratio non-life	99.1%	108.5%	99.6%	105.9%

Retention ratio (net premiums written divided by gross premiums written)	98.1%	100.0%	96.4%	98.5%

Converium North America reported a segment income of US$ 26.3 million for the three months ended June 30, 2003, compared to a segment loss of US$ 32.1 million for the three months ended June 30, 2002, an increase of US$ 58.4 million. The increase was primarily attributable to:

•	The loss ratio decreased by 8.8 percentage points and the underwriting expense ratio decreased 1.5 percentage points resulting in a decrease of the combined ratio of 9.4 percentage points to 99.1% for the second quarter 2003 compared to the previous year, despite Converium North America’s slight shift to longer-tail business.

•	Realized gains increased by US$ 56.0 million to a gain of US$ 13.3 million for the second quarter of 2003 from a realized loss of US$ 42.7 million for the second quarter of 2002. The increase in realized gains primarily results from the restructuring of our equity portfolio in the second quarter of 2002 at a realized capital loss of US$ 27.3 million and the sale of WorldCom bonds at a realized capital loss of US$ 15.8 million.

This increase in segment income was partially offset by:

•	The current conditions in the capital markets, particularly the further decline in interest rates, resulted in the second quarter of 2003 in a reduction of net investment income by US$ 6.0 million to US$ 23.6 million compared to the previous year (2Q2002: US$ 29.6 million), and in a reduction of the average annualized net investment income yield (pre-tax) by 1.6 percentage points to 3.7% (2Q2002: 5.3%).

Business development

•	Other income decreased by US$ 19.7 million, resulting in other loss of US$ 11.9 million for the three months ended June 30, 2003, compared to the previous year (2Q2002: US$ 7.8 million). In the second quarter of 2002, we received other income of US$ 7.2 million related to the settlement of a disputed reinsurance recoverable.

In the second quarter of 2003, gross premiums written decreased 4.1% or US$ 13.1 million to US$ 310.3 million (2Q2002: US$ 323.4 million), net premiums written decreased 6.0% or US$ 19.4 million to US$ 304.3 million (2Q2002: US$ 323.7 million), and net premiums earned decreased 6.1% or US$ 18.6 million to US$ 286.4 million (2Q2002: US$ 305.0 million).

In the first half of 2003, gross premiums written increased 9.8% or US$ 63.0 million to US$ 705.5 million (1H2002: US$ 642.5 million), net premiums written increased 7.4% or US$ 47.0 million to US$ 680.0 million (1H2002: US$ 633.0 million), and net premiums earned increased 1.5% or US$ 8.7 million to US$ 599.6 million (1H2002: US$ 590.9 million). The change in net premiums earned does not track the growth in net premiums written because of the runoff in the first half of 2002 of a large program non-renewed at January 1, 2002.

For the first half of 2003, Converium North America’s premium growth was concentrated in specialty lines, such as:

•	Professional liability (net premiums written in the first half of 2003 increased by 16.8% or US$ 18.1 million to US$ 125.6 million), which grew as a result of the hardening directors and officers market in the United States; and

•	Agribusiness (net premiums written in the first half of 2003 increased by 253.8% or US$ 28.4 million to US$ 39.6 million) whose growth reflects the hardening market, which resulted from the exit of several insurers and reinsurers in mid-to-late 2002.

For the first half of 2003, Converium North America reported net premiums written for Accident & Health of US$ 62.4 million, an increase of 60.4% or US$ 23.5 million (1H2002: US$ 38.9 million); this growth is the result of the further development of this line of business, which Converium began to underwrite from the North American segment in 2001.

Converium Cologne

	Three months ended June 30		Six months ended June 30

(US$ million)	2003	2002	2003	2002

Gross premiums written	56.3	57.7	337.5	226.6
Net premiums written	54.0	54.3	328.6	214.6
Net premiums earned	106.7	70.8	203.0	138.3

Segment income (loss)	17.7	–12.4	20.3	–3.4

Loss ratio non-life	75.9%	83.3%	79.9%	77.9%
Underwriting expense ratio non-life	24.2%	19.5%	19.0%	20.7%
Administration expense ratio non-life	3.4%	4.5%	3.6%	4.3%
Combined ratio non-life	103.5%	107.3%	102.5%	102.9%

Retention ratio (net premiums written divided by gross premiums written)	95.9%	94.1%	97.4%	94.7%

Converium Cologne reported a segment income of US$ 17.7 million for the three months ended June 30, 2003; an improvement of US$ 30.1 million compared to the segment loss of US$ 12.4 million for the three months ended June 30, 2002. The increase in the second quarter of 2003 is primarily attributable to:

•	The combined ratio for the second quarter of 2003 decreased by 3.8 percentage points to 103.5%; the loss ratio improved by 7.4 percentage points to 75.9%, despite a US$ 6.0 million loss for the Algerian earthquake that added 5.6 percentage points to the loss ratio in the second quarter of 2003 and despite Converium Cologne’s shift to longer-tail business.

•	The recovery of the global equity markets, the reduction of the duration in the fixed maturities portfolios, and the sale of a real estate property resulted in net realized capital gains of US$ 6.3 million for the second quarter of 2003, an increase of US$ 19.7 million compared to the previous year (2Q2002: US$ –13.4 million). For the second quarter of 2003, Converium Cologne reported an increase in the average annualized total investment income yield (pre-tax) of 9.3 percentage points to 6.8% compared to the previous year (2Q2002: –2.5%).

Business development

In the second quarter of 2003, gross premiums written decreased 2.4% or US$ 1.4 million to US$ 56.3 million (2Q2002: US$ 57.7 million), net premiums written decreased 0.6% or US$ 0.3 million to US$ 54.0 million (2Q2002: US$ 54.3 million), and net premiums earned increased 50.7% or US$ 35.9 million to US$ 106.7 million (2Q2002: US$ 70.8 million). The decrease of gross and net premiums written compared to the increase of net premiums earned is due to a higher share of non-proportional business written in the second quarter of 2003 compared to the previous year.

In the first half of 2003, gross premiums written increased 48.9% or US$ 110.9 million to US$ 337.5 million (1H2002: US$ 226.6 million), net premiums written increased 53.1% or US$ 114.0 million to US$ 328.6 million (1H2002: US$ 214.6 million), and net premiums earned increased 46.8% or US$ 64.7 million to US$ 203.0 million (1H2002: US$ 138.3 million).

Converium Cologne’s growth was spread across most lines of business in standard property & casualty reinsurance and primarily resulted from writing new business, increased rates, or increasing the share of clients’ business upon renewing existing business.

For the first half of 2003, Converium Cologne’s growth in standard property & casualty reinsurance included:

•	Property (net premiums written in the first half of 2003 increased by 50.7% or US$ 44.1 million to US$ 131.1 million); and

•	Motor (net premiums written in the first half of 2003 increased by 159.0% or US$ 58.7 million to US$ 95.6 million).

For the first half of 2003, Converium Cologne’s growth regions in standard property & casualty reinsurance included:

•	Germany (net premiums written in the first half of 2003 increased by 75.4% or US$ 63.1 million to US$ 146.8 million); and

•	Rest of Europe – particularly Austria and Northern Europe (net premiums written in the first half of 2003 increased by 107.0% or US$ 71.8 million to US$ 138.9 million).

This growth was partially offset by Near & Middle East and North Africa, where in the first half of 2003 net premiums written decreased by 14.1%, or US$ 7.2 million to US$ 43.5 million compared to the previous year.

For the first half of 2003, Converium Cologne reported net premiums written for Accident & Health of US$ 39.9 million, an increase of 8.5% or US$ 3.1 million (1H2002: US$ 36.8 million).

Converium Life

	Three months ended June 30		Six months ended June 30

(US$ million)	2003	2002	2003	2002

Gross premiums written	32.8	38.2	118.2	101.1
Net premiums written	42.5	32.3	106.7	94.6
Net premiums earned	52.1	40.1	96.0	84.9

Segment income (loss)	0.6	2.8	–16.7	4.9

Underwriting expense ratio life	17.5%	8.0%	24.2%	14.9%
Administration expense ratio life	4.2%	3.5%	4.1%	4.2%
Retention ratio (net premiums written divided by gross premiums written)	n.m.	84.6%	90.3%	93.6%

n.m. – not meaningful

Converium Life reported a segment income of US$ 0.6 million for the three months ended June 30, 2003, compared to a segment income of US$ 2.8 million for the same period in 2002. The decrease in segment income of 78.6% or US$ 2.2 million in the second quarter of 2003 was primarily attributable to:

•	The technical result decreased by 32.1% or US$ 0.9 million to US$ 1.9 million in the second quarter of 2003 compared to the previous year (2Q2002: US$ 2.8 million).

•	The total investment result decreased by 35.7% or US$ 0.5 million to US$ 0.9 million for the three months ended June 30, 2003, compared to the previous year (2Q2002: US$ 1.4 million). This decrease resulted from the decrease of the interest rates in the international bond markets. Converium Life reported an average annualized total investment income yield (pre-tax) of 4.0% for the second quarter of 2003, a decrease of 2.1 percentage points (2Q2002: 6.1%).

Business development

In the three months ended June 30, 2003, gross premiums written decreased 14.1% or US$ 5.4 million to US$ 32.8 million (2Q2002: US$ 38.2 million), net premiums written increased 31.6% or US$ 10.2 million to US$ 42.5 million (2Q2002: US$ 32.3 million), and net premiums earned increased 29.9% or US$ 12.0 million to US$ 52.1 million (2Q2002: US$ 40.1 million).

In the first half of 2003, gross premiums written increased 16.9% or US$ 17.1 million to US$ 118.2 million (1H2002: US$ 101.1 million), net premiums written increased 12.8% or US$ 12.1 million to US$ 106.7 million (1H2002: US$ 94.6 million), and net premiums earned increased 13.1% or US$ 11.1 million to US$ 96.0 million (1H2002: US$ 84.9 million).

The increase in net premiums written in the first half of 2003 is mainly driven by growth in the following regions:

•	Germany (net premiums written in the first half of 2003 increased by 41.1% or US$ 4.5 million to US$ 15.4 million);

•	France (net premiums written increased 43.8% or US$ 3.8 million to US$ 12.5 million); and

•	Italy (net premiums written increased by 66.5% or US$ 11.3 million to US$ 28.3 million).

This growth was partially offset by North America and Far East/Pacific Rim, where in the first half of 2003 net premiums written decreased by 36.2% or US$ 16.1 million to US$ 28.4 million compared to the previous year.

As a result of the recovery of the US stock market in the second quarter of 2003 and the continuing decrease of total guaranteed minimum death benefits the net amount at risk decreased during the second quarter of 2003; hence the ratio between benefit reserves and net amount at risk at June 30, 2003 improved.

Cautionary note regarding forward-looking statements

This document contains certain forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements. In particular, statements using words such as “expect,” “anticipate,” “intend,” “believe” or words of similar import generally involve forward-looking statements. In light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements should not be considered a representation by us that our objectives or plans will be achieved. Numerous factors could cause our actual results to differ materially from those in the forward-looking statements, including the following:

•	cyclicality of the reinsurance industry

•	uncertainties in our reserving process

•	the occurrence of natural and man-made catastrophic events with a frequency or severity exceeding our estimates

•	acts of terrorism and acts of war

•	changes in economic conditions, including interest and currency rate conditions which could affect our investment portfolio

•	actions of competitors, including industry consolidation and development of competing financial products

•	a decrease in the level of demand for our reinsurance or increased competition in our industries or markets

•	the lowering or loss of one of the financial or claims-paying ratings of one or more of our subsidiaries

•	political risks in the countries in which we operate or in which we reinsure risks

•	the passage of additional legislation or the promulgation of new regulation in a jurisdiction in which we operate or where our subsidiaries are organized

•	changes in our investment results as a result of the changed composition of our investment assets or changes in our investment policy

•	failure of our retrocessional reinsurers to honor their obligations

•	failure to prevail in any current or future arbitration or litigation

•	risks associated with implementing our business strategies

•	extraordinary events affecting our clients, such as bankruptcies and liquidations

The factors listed above should not be construed as exhaustive. We cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements. Except as otherwise required by law, we undertake no obligation to publicly release any future revisions we may make to forward-looking statements to reflect subsequent events or circumstances or to reflect the occurrence of unanticipated events.

The company has made it a policy not to provide any quarterly or annual earning guidance and it will not update any past outlook for full year earnings. It will, however, provide investors with perspective on its value drivers, its strategic initiatives and those factors critical to understanding its business and operating environment.

Converium Group

Interim statements of income (unaudited)

	Three months ended June 30		Six months ended June 30

(US$ million, except per share information)	2003	2002	2003	2002

Revenues
Gross premiums written	948.7	832.5	2,212.5	1,773.7
Less ceded premiums written	–49.4	–39.9	–128.6	–82.2

Net premiums written	899.3	792.6	2,083.9	1,691.5
Net change in unearned premiums	13.2	8.9	–287.1	–174.4

Net premiums earned	912.5	801.5	1,796.8	1,517.1
Net investment income	66.8	68.3	123.0	133.0
Net realized capital gains (losses)	15.8	–61.0	7.5	–61.3
Other income (loss)	—	0.5	–4.4	3.6

Total revenues	995.1	809.3	1,922.9	1,592.4

Benefits, losses and expenses
Losses and loss adjustment expenses	–632.4	–530.8	–1,240.8	–1,039.7
Life benefits and policyholder dividends	–44.7	–37.1	–91.9	–70.8
Underwriting acquisition costs	–183.9	–193.3	–380.5	–347.4
Other operating and administration expenses	–48.0	–40.5	–96.9	–84.1
Interest expense	–8.4	–4.0	–17.0	–8.0

Total benefits, losses and expenses	–917.4	–805.7	–1,827.1	–1,550.0

Income before taxes	77.7	3.6	95.8	42.4
Income tax expense	–18.6	–0.7	–11.2	–10.8

Net income	59.1	2.9	84.6	31.6

Basic earnings per share	1.48	0.07	2.12	0.79

Diluted earnings per share	1.47	0.07	2.10	0.78

The notes to the interim financial statements are an integral part of these financial statements.

Converium Group

Interim balance sheets

	June 30	Dec. 31
(US$ million, except share information)	2003	2002

	(unaudited)
Assets
Invested assets
Held-to-maturity securities:
Fixed maturities	284.3	—
Available-for-sale securities:
Fixed maturities	3,882.0	3,443.1
Equity securities	689.0	530.8
Other investments	197.8	177.3
Short-term investments	138.3	318.0

Total investments	5,191.4	4,469.2
Funds Withheld Asset	1,622.7	1,648.1

Total invested assets	6,814.1	6,117.3

Other assets
Cash and cash equivalents	279.4	361.5
Premiums receivable:
Current	138.9	131.9
Accrued	2,123.3	1,589.4
Reinsurance assets:
Underwriting reserves	1,605.9	1,627.7
Insurance balances receivable, net	237.4	239.9
Funds held by reinsureds	1,037.4	935.9
Deferred policy acquisition costs	327.1	264.9
Deferred income taxes	342.6	391.8
Other assets	479.3	390.7

Total assets	13,385.4	12,051.0

Liabilities and equity
Liabilities
Losses and loss adjustment expenses, gross	7,265.4	6,821.3
Unearned premiums, gross	1,488.2	1,170.7
Future life benefits, gross	415.0	371.7
Other reinsurance liabilities	931.3	661.6
Funds held under reinsurance contracts	462.8	429.5
Deferred income taxes	145.9	133.9
Accrued expenses and other liabilities	392.1	333.9
Debt	390.4	390.4

Total liabilities	11,491.1	10,313.0

Equity
Common stock CHF 10 nominal value, 40,006,217 and 40,006,217 shares issued, respectively (39,786,768 and 39,904,647 shares outstanding, respectively)	253.0	253.0
Additional paid-in capital	1,338.0	1,330.9
Treasury stock	–10.1	–3.3
Unearned stock compensation	–7.2	–10.0
Accumulated other comprehensive income (loss):
Net unrealized gains (losses) on investments, net of taxes	79.5	–53.3
Cumulative translation adjustments	82.8	113.9

Total accumulated other comprehensive income	162.3	60.6

Retained earnings	158.3	106.8

Total equity	1,894.3	1,738.0

Total liabilities and equity	13,385.4	12,051.0

The notes to the interim financial statements are an integral part of these financial statements.

Converium Group

Interim statements of cash flows (unaudited)

	Six months ended June 30

(US$ million)	2003	2002

Cash flows from operating activities
Net income	84.6	31.6
Adjustments for
Net realized capital (gains) losses on investments	–7.5	61.3
Amortization of premium/discount	21.0	4.5
Depreciation and amortization	15.3	19.9

Total adjustments	28.8	85.7
Changes in operational assets and liabilities
Deferred policy acquisition costs	–51.1	–50.7
Reinsurance assets	51.0	24.6
Funds held by reinsureds	–55.7	–17.3
Funds Withheld Asset	68.6	124.3
Premiums receivable	–484.1	–195.0
Unearned premiums, gross	280.7	200.1
Losses and loss adjustment expenses, gross	293.7	104.7
Future life benefits, gross	30.2	61.7
Funds held under reinsurance contracts	26.3	29.6
Other reinsurance liabilities	229.2	105.2
Net income tax assets	21.0	–20.3
Net changes in all other operational assets and liabilities	49.4	–70.8

Total changes in operational assets and liabilities	459.2	296.1

Cash provided by operating activities	572.6	413.4

Cash flows from investing activities
Purchases of fixed maturities held-to-maturity	–20.6	—
Proceeds from sales and maturities of fixed maturities available-for-sale	2,103.4	727.6
Purchases of fixed maturities available-for-sale	–2,710.8	–1,071.1

Cash flows from investing activities (fixed maturities)	–628.0	–343.5

Proceeds from sales of equity securities	28.2	170.3
Purchases of equity securities	–159.3	–185.4

Cash flows from investing activities (equity securities)	–131.1	–15.1

Net decrease in short-term investments	183.8	4.4
Proceeds from sales of other assets	6.6	26.7
Purchases of other assets	–59.7	–39.6

Cash flows from investing activities (other)	130.7	–8.5

Net cash used in investing activities	–628.4	–367.1

Cash flows from financing activities
Purchases of common shares	–6.8	–1.4
Dividends to shareholders	–29.4	—

Net cash used in financing activities	–36.2	–1.4

Effect of exchange rate changes on cash and cash equivalents	9.9	–2.9

Change in cash and cash equivalents	–82.1	42.0
Cash and cash equivalents as of January 1	361.5	420.5

Cash and cash equivalents as of June 30	279.4	462.5

The notes to the interim financial statements are an integral part of these financial statements.

Converium Group

Interim statement of changes in equity (unaudited)

					Accumulated
		Additional		Unearned	other
	Common	paid-in	Treasury	stock	comprehensive	Retained	Total
(US$ million)	stock	capital	stock	compensation	income (loss)	earnings	equity

Balance, December 31, 2002	253.0	1,330.9	–3.3	–10.0	60.6	106.8	1,738.0

Net income	—	—	—	—	—	84.6	84.6
Dividends to shareholders	—	3.7	—	—	—	–33.1	–29.4
Change in net unrealized gains (losses) on investments, net of taxes	—	—	—	—	132.8	—	132.8
Translation adjustments	—	—	—	—	–31.1	—	–31.1
Total comprehensive income	—	—	—	—	101.7	—	101.7
Purchases of common shares	—	—	–6.8	—	—	—	–6.8
Amortization of stock compensation	—	3.4	—	2.8	—	—	6.2

Balance, June 30, 2003	253.0	1,338.0	–10.1	–7.2	162.3	158.3	1,894.3

The notes to the interim financial statements are an integral part of these financial statements.

Converium Group
Notes to the interim financial statements (unaudited)

Schedule of segment data

	Converium		Converium		Converium
(US$ million)	Zurich		North America		Cologne

Three months ended June 30	2003	2002	2003	2002	2003	2002

Gross premiums written	540.7	413.5	310.3	323.4	56.3	57.7
Less ceded premiums written	–42.1	–31.1	–6.0	0.3	–2.3	–3.4

Net premiums written	498.6	382.4	304.3	323.7	54.0	54.3
Net change in unearned premiums	–31.2	3.3	–17.9	–18.7	52.7	16.5

Net premiums earned	467.4	385.7	286.4	305.0	106.7	70.8
Net investment income	37.4	32.4	23.6	29.6	8.8	9.1
Net realized capital (losses) gains	–3.9	–5.1	13.3	–42.7	6.3	–13.4
Other income (loss)	1.9	–8.1	–11.9	7.8	6.3	–2.9

Total revenues	502.8	404.9	311.4	299.7	128.1	63.6

Losses and loss adjustment expenses	–351.5	–232.0	–199.9	–239.8	–81.0	–59.0
Life benefits and policyholder dividends	—	—	—	—	—	—
Underwriting acquisition costs	–82.7	–101.4	–66.3	–74.9	–25.8	–13.8
Other operating and administration expenses	–23.3	–18.9	–18.9	–17.1	–3.6	–3.2

Benefits, losses and expenses	–457.5	–352.3	–285.1	–331.8	–110.4	–76.0

Segment income (loss)	45.3	52.6	26.3	–32.1	17.7	–12.4
Interest expense
Income before taxes

Ratios
Loss ratio (Losses divided by net premiums earned)	75.2%	60.2%	69.8%	78.6%	75.9%	83.3%
Underwriting expense ratio (Underwriting acquisition costs divided by net premiums earned)	17.7%	26.3%	23.1%	24.6%	24.2%	19.5%
Administration expense ratio (Other operating and administration expenses divided by net premiums written) Converium Cologne and Life is divided by net premiums earned due to cyclical premium patterns.	4.7%	4.9%	6.2%	5.3%	3.4%	4.5%
Combined ratio (Sum of the loss, underwriting expense and administration expense ratios)	97.6%	91.4%	99.1%	108.5%	103.5%	107.3%

Converium Group
Notes to the interim financial statements (unaudited)

			Total
	Non-life eliminations		Non-life consolidated		Converium Life		Eliminations		Total consolidated

Three months ended June 30	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

Gross premiums written	9.1	–0.1	916.4	794.5	32.8	38.2	–0.5	–0.2	948.7	832.5
Less ceded premiums written	–9.1	—	–59.5	–34.2	9.7	–5.9	0.4	0.2	–49.4	–39.9

Net premiums written	—	–0.1	856.9	760.3	42.5	32.3	–0.1	—	899.3	792.6
Net change in unearned premiums	—	—	3.6	1.1	9.6	7.8	—	—	13.2	8.9

Net premiums earned	—	–0.1	860.5	761.4	52.1	40.1	–0.1	—	912.5	801.5
Net investment income	–3.8	–4.0	66.0	67.1	0.9	1.2	–0.1	—	66.8	68.3
Net realized capital (losses) gains	0.1	0.1	15.8	–61.1	—	0.2	—	–0.1	15.8	–61.0
Other income (loss)	–0.1	0.6	–3.8	–2.6	3.6	3.0	0.2	0.1	—	0.5

Total revenues	–3.8	–3.4	938.5	764.8	56.6	44.5	—	—	995.1	809.3

Losses and loss adjustment expenses	—	0.1	–632.4	–530.7	—	—	—	–0.1	–632.4	–530.8
Life benefits and policyholder dividends	—	—	—	—	–44.7	–37.1	—	—	–44.7	–37.1
Underwriting acquisition costs	—	—	–174.8	–190.1	–9.1	–3.2	—	—	–183.9	–193.3
Other operating and administration expenses	0.1	—	–45.7	–39.2	–2.2	–1.4	–0.1	0.1	–48.0	–40.5

Benefits, losses and expenses	0.1	0.1	–852.9	–760.0	–56.0	–41.7	–0.1	—	–909.0	–801.7

Segment income (loss)	–3.7	–3.3	85.6	4.8	0.6	2.8	–0.1	—	86.1	7.6
Interest expense									–8.4	–4.0

Income before taxes									77.7	3.6

Ratios
Loss ratio (Losses divided by net premiums earned)			73.5%	69.7%
Underwriting expense ratio (Underwriting acquisition costs divided by net premiums earned)			20.3%	25.0%	17.5%	8.0%
Administration expense ratio (Other operating and administration expenses divided by net premiums written) Converium Cologne and Life is divided by net premiums earned due to cyclical premium patterns			5.3%	5.2%	4.2%	3.5%
Combined ratio (Sum of the loss, underwriting expense and administration expense ratios)			99.1%	99.9%

Converium Group
Notes to the interim financial statements (unaudited)

Schedule of segment data

	Converium		Converium		Converium
(US$ million)	Zurich		North America		Cologne

Six months ended June 30	2003	2002	2003	2002	2003	2002

Gross premiums written	1,049.3	805.0	705.5	642.5	337.5	226.6
Less ceded premiums written	–80.7	–55.7	–25.5	–9.5	–8.9	–12.0

Net premiums written	968.6	749.3	680.0	633.0	328.6	214.6
Net change in unearned premiums	–70.4	–46.3	–80.4	–42.1	–125.6	–76.3

Net premiums earned	898.2	703.0	599.6	590.9	203.0	138.3
Net investment income	69.8	63.5	43.5	58.6	15.7	16.4
Net realized capital (losses) gains	–15.3	0.7	16.6	–49.4	6.2	–12.8
Other income (loss)	2.4	–8.2	–15.1	9.7	3.4	–3.0

Total revenues	955.1	759.0	644.6	609.8	228.3	138.9

Losses and loss adjustment expenses	–657.9	–486.5	–420.9	–445.4	–162.1	–107.8
Life benefits and policyholder dividends	—	—	—	—	—	—
Underwriting acquisition costs	–176.2	–160.6	–142.6	–145.5	–38.5	–28.6
Other operating and administration expenses	–47.4	–37.4	–38.1	–37.2	–7.4	–5.9

Benefits, losses and expenses	–881.5	–684.5	–601.6	–628.1	–208.0	–142.3

Segment income (loss)	73.6	74.5	43.0	–18.3	20.3	–3.4
Interest expense
Income before taxes

At June 30, 2003

Total invested assets	3,581.2		2,440.2		862.4
Reinsurance assets	940.3		1,087.6		158.3
Total assets	7,091.9		4,955.0		1,656.6
Losses and loss adjustment expenses, gross	3,935.4		2,920.7		798.3
Future life benefits, gross	—		—		—

Ratios
Loss ratio (Losses divided by net premiums earned)	73.2%	69.2%	70.2%	75.4%	79.9%	77.9%
Underwriting expense ratio (Underwriting acquisition costs divided by net premiums earned)	19.6%	22.8%	23.8%	24.6%	19.0%	20.7%
Administration expense ratio (Other operating and administration expenses divided by net premiums written).
Converium Cologne and Life is divided by net premiums earned due to cyclical premium patterns.	4.9%	5.0%	5.6%	5.9%	3.6%	4.3%
Combined ratio (Sum of the loss, underwriting expense and administration expense ratios)	97.7%	97.0%	99.6%	105.9%	102.5%	102.9%

Converium Group
Notes to the interim financial statements (unaudited)

Schedule of segment data
(US$  million)

			Total
	Non-life eliminations		Non-life consolidated		Converium Life		Eliminations		Total consolidated

Six months ended June 30	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002

Gross premiums written	2.5	–1.3	2,094.8	1,672.8	118.2	101.1	–0.5	–0.2	2,212.5	1,773.7
Less ceded premiums written	–2.5	1.3	–117.6	–75.9	–11.5	–6.5	0.5	0.2	–128.6	–82.2

Net premiums written	—	—	1,977.2	1,596.9	106.7	94.6	—	—	2,083.9	1,691.5
Net change in unearned premiums	—	–0.1	–276.4	–164.8	–10.7	–9.7	—	0.1	–287.1	–174.4

Net premiums earned	—	–0.1	1,700.8	1,432.1	96.0	84.9	—	0.1	1,796.8	1,517.1
Net investment income	–7.4	–8.1	121.6	130.4	1.5	2.5	–0.1	0.1	123.0	133.0
Net realized capital (losses) gains	—	—	7.5	–61.5	—	0.2	—	—	7.5	–61.3
Other income (loss)	–0.1	0.7	–9.4	–0.8	4.8	4.4	0.2	—	–4.4	3.6

Total revenues	–7.5	–7.5	1,820.5	1,500.2	102.3	92.0	0.1	0.2	1,922.9	1,592.4

Losses and loss adjustment expenses	0.1	0.1	–1,240.8	–1,039.6	—	—	—	–0.1	–1,240.8	–1,039.7
Life benefits and policyholder dividends	—	—	—	—	–91.9	–70.8	—	—	–91.9	–70.8
Underwriting acquisition costs	—	–0.1	–357.3	–334.8	–23.2	–12.7	—	0.1	–380.5	–347.4
Other operating and administration expenses	–0.1	—	–93.0	–80.5	–3.9	–3.6	—	—	–96.9	–84.1

Benefits, losses and expenses	—	—	–1,691.1	–1,454.9	–119.0	–87.1	—	—	–1,810.1	–1,542.0

Segment income (loss)	–7.5	–7.5	129.4	45.3	–16.7	4.9	0.1	0.2	112.8	50.4
Interest expense									–17.0	–8.0

Income before taxes									95.8	42.4

At June 30, 2003

Total invested assets	–175.0		6,708.8		105.3		—		6,814.1
Reinsurance assets	–429.8		1,756.4		89.0		–2.1		1,843.3
Total assets	–879.2		12,824.3		588.7		–27.6		13,385.4
Losses and loss adjustment expenses, gross	–389.0		7,265.4		—		—		7,265.4
Future life benefits, gross	—		—		415.0		—		415.0

Ratios
Loss ratio (Losses divided by net premiums earned)			73.0%	72.6%
Underwriting expense ratio (Underwriting acquisition costs divided by net premiums earned)			21.0%	23.4%	24.2%	14.9%
Administration expense ratio (Other operating and administration expenses divided by net premiums written). Converium Cologne and Life is divided by net premiums earned due to cyclical premium patterns.			4.7%	5.0%	4.1%	4.2%
Combined ratio (Sum of the loss, underwriting expense and administration expense ratios)			98.7%	101.0%

Converium Group

Notes to the interim financial statements (unaudited-continued)

1. Basis of preparation

The interim financial statements for Converium Group (“Converium”) have been prepared on the basis of United States generally accepted accounting principles for interim financial information. Accordingly, such financial statements do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting solely of normal recurring accruals) considered necessary for a fair presentation have been included. The results of operations for the interim period are not necessarily indicative of the results that may be expected for the year ended December 31, 2003, as interim results may be affected by several factors including, but not limited to, changes in the economic environment and catastrophic losses. These interim financial statements should be read in conjunction with the audited financial statements of Converium for the year ended December 31, 2002. Certain reclassifications have been made to prior year amounts to conform to the current year’s presentation.

2. New accounting pronouncements

SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” This standard is effective for exit or disposal activities that are initiated after December 31, 2002 and did not have a material impact on the financial condition or results of operations of Converium.

SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123”

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123.” This Statement amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This standard did not have a material impact on Converium.

SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “ Accounting for Derivative Instruments and Hedging Activities.” This Statement amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group process and in connection with implementation issues raised in relation to the application of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. Converium is in the process of evaluating the impact of this standard.

SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This standard will not have a material impact on Converium.

3. Foreign currency translation and transactions

Table 3.1 summarizes the principal exchange rates, which have been used for translation purposes (US dollar per foreign currency unit). Net realized gains (losses) on foreign currency transactions were immaterial for the three months and six months ended June 30, 2003 and 2002, respectively.

Table 3.1
Exchange rates

			Statements of income
	Balance sheets		and cash flows

	June 30, 2003	Dec. 31, 2002	June 30, 2003	June 30, 2002

British pound	1.6487	1.6027	1.6107	1.4449
Euro	1.1430	1.0476	1.1047	0.8986
100 Japanese yen	0.8352	0.8437	0.8420	0.7726
Swiss franc	0.7407	0.7206	0.7404	0.6119

Converium Group
Notes to the interim financial statements (unaudited-continued)

4. Investments

Converium had net realized capital gains for the three months ended June 30, 2003 of US$ 15.8 million, compared to net realized capital losses of US$ 61.0 million for the same period of 2002. In 2003, Converium realized capital gains of US$ 16.0 million on sales of fixed income investments in order to reduce the duration of its bond portfolio as trends of declining interest rates continued. In 2002, Converium realized capital losses of US$ 32.7 million on the restructuring of its North American equity portfolio and US$ 15.8 million on the sale of WorldCom fixed income securities. In the second quarter of 2003, US$ 6.1 million in impairment charges were recorded versus US$ 13.5 million in impairment charges in the second quarter of 2002. This decline is due the stabilization of global financial markets during the second quarter.

Converium had net realized capital gains for the six months ended June 30, 2003 of US$ 7.5 million, compared to net realized capital losses of US$ 61.3 million for the same period of 2002. For the six months ended June 30, 2003, US$ 21.9 million in impairment charges were recorded, versus US$ 21.5 million in impairment charges in the same period of 2002. Included in the impairment charges in the six months ended June 30, 2003 are US$ 19.5 million related to its equity securities portfolio and US$ 2.4 million related to its real estate portfolio.

Converium’s impairment policy for fixed income and equity securities requires it to record, as realized capital losses, declines in value that exceed 20% over a period of six months, or in excess of 50% regardless of the period of decline. At management’s judgment, it impairs additional securities based on prevailing market conditions. To continue to adhere to emerging new asset impairment standards, in the second quarter of 2003, Converium further reinforced its already strict impairment rules. Now, any declines in value over a period of more than twelve months are recorded as realized capital losses. In the second quarter of 2003, this change resulted in additional impairment charges of US$ 4.6 million.

To protect the balance sheet from a possible rise of the yield curves, Converium reduced the modified duration of its bond portfolio (excluding mortgage-backed securities) to 3.8 and shifted US$ 264.3 million of government bonds, or 6.8% of the total fixed maturities portfolio, from “available-for-sale” to “held-to-maturity” during the second quarter of 2003, and invested US$ 20.6 million of operational cash flow in fixed maturities classified as “held-to-maturity”.

Table 4.1
Investments in fixed maturities and equity securities

	Cost or		Gross		Gross		Estimated
	amortized cost		unrealized gains		unrealized losses		fair value

	June 30,	Dec. 31,	June 30,	Dec. 31,	June 30,	Dec. 31,	June 30,	Dec. 31,
(US$ million)	2003	2002	2003	2002	2003	2002	2003	2002

Held-to-maturity
Fixed maturities:
Transferred in:
US government	247.7	—	11.5	—	—	—	259.2	—
Newly invested:
Other governments	20.6	—	—	—	–0.1	—	20.5	—

Total held-to-maturity	268.3	—	11.5	—	–0.1	—	279.7	—

Available-for-sale
Fixed maturities:
US government	1,607.3	1,497.1	44.4	23.4	–1.7	–2.5	1,650.0	1,518.0
Other governments	486.4	383.8	6.5	1.4	–0.5	–0.3	492.4	384.9
Corporate and other debt securities	876.4	706.9	14.2	9.6	–1.5	–3.3	889.1	713.2
Mortgage and asset-backed securities	842.8	821.5	8.6	5.6	–0.9	–0.1	850.5	827.0

Total	3,812.9	3,409.3	73.7	40.0	–4.6	–6.2	3,882.0	3,443.1

Equity securities	688.8	584.4	20.9	2.6	–20.7	–56.2	689.0	530.8

Total available-for-sale	4,501.7	3,993.7	94.6	42.6	–25.3	–62.4	4,571.0	3,973.9

The difference between the carrying value of “held-to-maturity” securities on the balance sheet and the cost or amortized cost value shown in the table above is the unamortized net unrealized gains on securities transferred from the “available-for-sale” category to the “held-to-maturity” category during the second quarter of 2003. This difference will be amortized over the life of the respective securities.

Converium Group
Notes to the interim financial statements (unaudited-continued)

5. Losses and loss adjustment expenses

Reserve Development

There was no material net non-life prior years’ reserve development in 2003. In the second quarter of 2002, Converium’s results were impacted as a result of the recognition of a US$ 24.4 million provision for net adverse loss development on prior years’ business. Converium Cologne recorded an additional US$ 18.5 million in reserves related to prior years’ business and Converium North America recorded adverse development of US$ 19.9 million. This was partially offset by positive reserve development of US$ 14.0 million in Converium Zurich. Net reserves for the September 11th terrorist attacks are capped at US$ 289.2 million by Zurich Financial Services.

Guaranteed Minimum Death Benefit (GMDB) Business

In the first quarter of 2003, as a result of the continued downturn of the international equity markets, Converium Life reported a technical loss of US$ 14.6 million, including paid claims of US$ 3.4 million, and reserve strengthening of US$ 12.5 million for a closed block of its GMDB business in order to align the reserves to the expected future benefits payable. In addition to this business, Converium Life had US$ 3.7 million of adverse reserve development on certain US special risk business.

As a result of the recovery of the US stock market in the second quarter of 2003 and the continuing decrease of total guaranteed minimum death benefits, the net amount at risk decreased during the second quarter of 2003; hence the ratio between benefit reserves and net amount at risk at June 30, 2003 improved.

6. Income taxes

Converium had income tax expense of US$ 18.6 million and US$ 11.2 million for the three months and six months ended June 30, 2003, representing increases of US$ 17.9 million and US$ 0.4 million, respectively, compared to the same periods in 2002. The effective tax rate was 23.9% for the three months and 11.7% for the six months ended June 30, 2003, as compared to 19.4% and 25.5% for the same periods of 2002. The 2003 year-to-date effective tax rate was reduced by a change in expected tax rates in Switzerland in the first quarter.

7. Global Aerospace Underwriting Managers Limited (GAUM)

In November 2002, Converium Zurich signed an agreement to acquire a 25% stake in Global Aerospace Underwriting Managers Limited (GAUM), a leading international aviation-underwriting agency, as part of its strategy to strengthen its long-term position in the aviation and satellite business. In addition, Converium Zurich entered into a pool members agreement for the 2003 underwriting year under which it became a member of the aviation and aerospace pools run by GAUM and its subsidiary, Associated Aviation Underwriters Inc. For the 2003 underwriting year, Converium Zurich has committed 25% of the overall pool capacity. Previously, Converium Zurich had indirectly reinsured 9% of the pools managed by GAUM.

The acquisition of the 25% stake in GAUM was finalized upon receiving all regulatory approvals on March 10, 2003. Under the terms of the sale and purchase agreement, Converium has paid an initial consideration of £14.2 million (US$ 23.4 million) and is additionally obligated to pay certain deferred consideration associated with the underlying performance of GAUM’s in force business. At June 30, 2003, Converium Zurich’s current estimate of deferred consideration is £1.8 million (US$ 3.0 million). Stamp duty and direct expenses associated with the acquisition total £1.0 million (US$ 1.6 million), giving rise to a current estimate of total cost at June 30, 2003 of £17.0 million (US$ 28.0 million).

Due to various clauses within the sale and purchase agreement, the final cost of the acquisition will not be known with reasonable certainty for some time. An analysis of the fair value of the business acquired and related goodwill is currently in process. The maximum amount of deferred consideration payable by Converium Zurich is limited to £5.6 million (US$ 9.2 million), £3.8 million (US$ 6.2 million) above the current estimate of deferred consideration at June 30, 2003. In view of the capped limit on deferred consideration, the maximum amount payable by Converium Zurich for the 25% stake in GAUM is £20.8 million (US$ 34.2 million). In March 2003, Converium, as a shareholder, provided a loan to GAUM in the amount of £12.6 million (US$ 20.8 million).

Converium Group
Notes to the interim financial statements (unaudited-continued)

8. Converium Insurance (UK) Ltd

On May 27, 2003, the United Kingdom Financial Services Authority (“FSA”) granted Converium Insurance (UK) Ltd permission to conduct the business of insurance in the class of general liability business in the United Kingdom.

Converium Insurance (UK) Ltd has an initial capitalization level of £50 million (US$ 82.0 million) and is a wholly owned subsidiary of Converium Holding (UK) Ltd, which in turn is a 100% subsidiary of Converium Ltd. The company has been established for the purpose of supporting and strengthening Converium’s joint ventures and strategic business relationships, and will not operate as a general insurer.

As a result of the FSA approval, insurance policies underwritten by Converium Insurance (UK) Ltd will be issued to members of the Medical Defence Union (MDU), effective July 1, 2003. These polices will replace policies formerly issued in the United Kingdom by Zurich Financial Services’ entities and the majority of which were reinsured by Converium. Converium has been MDU’s joint venture partner in MDU Services Ltd for several years.

9. Earnings per share

Converium Holding Ltd has purchased 160,000 shares during the first half of 2003 related to share-based compensation plans.

The following shows the average shares outstanding:

	Three months ended June 30,		Six months ended June 30,

	2003	2002	2003	2002

Average shares outstanding (000’s)	39,805	40,002	39,851	40,002
Average diluted shares outstanding (000’s)	40,302	40,831	40,296	40,743

Diluted earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding is increased to include potential common shares, such as shares from non-vested stock grants and the assumed exercise of stock options, if dilutive.

10. Letter of Credit Facility

In July 2003, Converium successfully closed a US$ 900 million syndicated letter of credit facility with ABN AMRO, Barclays Capital and Commerzbank acting as mandated lead arrangers.

This three-year syndicated letter of credit facility is available for Converium Ltd and its nominated subsidiaries as of July 1, 2003. The syndicate is comprised of 19 banks, which have committed their respective capacities.

The facility is guaranteed by Converium Ltd and will be used primarily to collateralize third-party claims related to the underwriting business of the Converium Group. As part of the transaction, Converium intends to roll into the facility approximately US$ 350 million of existing letters of credit, which were previously provided by certain syndicate banks on an individual basis.

As of December 31, 2002, Converium reported outstanding letters of credit of US$ 372 million to secure certain assumed reinsurance contracts. Converium intends to replace the majority of the current letters of credit lines by the syndicated facility.

Converium Holding Ltd
Baarerstrasse 8
6300 Zug
Switzerland
Phone+41 1 639 9335
Fax +41 1 639 9334

Converium Ltd
General Guisan-Quai 26
P.O. Box
8022 Zurich
Switzerland
Phone +41 1 639 9393
Fax +41 1 639 9090

Converium Rückversicherung (Deutschland) AG
Clever Strasse 36
50668 Cologne
Germany
Phone +49 221 539 0
Fax +49 221 539 2022

Converium Reinsurance (North America) Inc.
Corporate Office
One Chase Manhattan Plaza
New York, NY 10005
US
Phone +1 212 898 5000
Fax +1 212 898 5052

www.converium.com

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By:	/s/ Dirk Lohmann Name: Dirk Lohmann Title: Group Chief Executive Officer, Converium Holding AG

By:	/s/ Martin A. Kauer Name: Martin A. Kauer Title: Group Chief Financial Officer, Converium Holding AG

Date: July 29, 2003